April 9, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

PurpleReal.com, Corp.

First Amendment to Registration Statement on Form S-1

File No. 333-194307

Filed August 27, 2012

Below are Purplereal.com Corp’s. (“the Company’s”) responses to the SEC’s Comment Letter dated April 2, 2014.  On behalf of the Company, on April 9, 2014, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

General

1.

We are confused by comments 1 (“shell”), 2 (“blank check”), 4 (“Form S-3”), and 32 (“development stage”).  (We will provide additional disclosure that we are a “shell” company as defined in the Securities Act of 1933, as amended.  We do not agree that we are a “blank check” company as defined under Rule 419 of the Securities Act of 1933, as amended.

We disclose that we are a development stage company and we will amend our financial statements to disclosure our status as a development stage company in accordance with comment 32.

The Company is currently building the website, www.purplereal.com, and anticipates it and our operations will be operational within the next twelve (12) months.

While our present balance sheet reflects our assets as cash, our majority shareholder has given computer equipment to the Company for its operational needs.  This will be reflected in our March 31st financial statements.

We disagree that our disclosure is “very general”.  We provided specific details of how we will operate the website and how orders will be received, processed and delivered.  A “blank check” company is one that has no business plan other than to acquire another company in the future.  There is no disclosure in our document that we are seeking to do a merger, acquisition or other business combination.  We have in fact put plain language in our disclosure that under Florida law it would be difficult for anyone to take control of our company in its present format with our majority shareholder having the ability to control all decisions.

The Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”). The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering:

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

As previously disclosed in the Company’s Registration Statement filed on Form S-1, filed with the SEC, the Company, prior to incorporation, had thirty (30) individuals agree to place funds into the escrow account of Harrison Law, P.A. for the purposes of forming the corporation and engaging in the sale of products via the Internet.  Pursuant to these transactions, the Selling Stockholders purchased from the Company 1,900,000 shares of Common Stock (the “Shares”) at a price of $0.01 per share.

The Shares were issued under the safe harbor of Section 4(2) of the Securities Act of 1933, as amended.  The shares are deemed restricted shares as defined in Rule 144 and not exempt from registration under the Securities Act. The Company filed the Registration Statement on March 14, 2014 to insure that the securities to be sold were registered and fully compliant with the Securities Act of 1933, as amended.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 840,000 Shares to be registered for resale under the Registration Statement include 840,000 Shares issued to the original stockholders of the company on the date of incorporation. The issuance of Common Stock was made in a bona fide Section 4(2) offering exempt from registration under the Securities Act of 1933, as amended.

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

Insofar as the present offering does not involve a “PIPE offering” or “convertible securities”, we believe that the transactions would be treated as an indirect offering by the issuer, and thus a secondary offering, with the investors being identified in the registration statement as an "underwriter." In such circumstances, the registration statement may not use the phrase "may be an underwriter." Instead, the disclosure in the registration statement must state that the investor "is an underwriter."  We have definitive disclosure that the investors (selling security holders) “are underwriters” and that this registration is made as a resale offering.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective Shares in bona fide investment transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

Each Selling Stockholder made customary investment representations to the Company, including that such Selling Stockholder (i) was investing with a view to the future and not immediate reselling of their securities (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Investment Agreement.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private individual investors. None of the Selling Stockholders who acquired his/her shares has any representative on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of April 3, 2014, the Company had 1,900,000 shares of Common Stock outstanding of which 840,000 are being registered in the registration statement. The Shares being registered for resale under the Registration Statement include shares held by 28 separate stockholders.

Each Selling Stockholder beneficially owns 30,000 shares of Common Stock, representing approximately 1.58% of the Common Stock outstanding as of April 3, 2014.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidances from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 1.58% held by each of the Selling Shareholders. Moreover, the Shares covered by the Registration Statement consist of shares held by 28

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

separate Selling Stockholders, and not by one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private individual investors. The Company has been advised that none of the 28 Selling Stockholders is an affiliate of a broker-dealer and that none of the Selling Stockholders is a broker-dealer. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company. This is evidence that the Selling Stockholders are longer term investors not seeking to distribute the Shares on behalf of the Company.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the shares with a view to a long term investment and not a distribution, and each Selling Stockholder invested in a bona fide transaction in which they made the typical investment representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time. To the Company’s knowledge, the Selling Stockholders are comprised of 28 private individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and, moreover, the timing of the filing of the Registration Statement was determined by the Selling Stockholders who requested that their shares be registered so as to be fully compliant with the Securities Act of 1933, as amended.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

2.

Please refer to our response to comment 1.

3.

We have not provided any written communications to potential investors.  The Registration Statement that has been filed is the only public communication the Company has made.

4.

We amended our disclosure.

5.

We amended our disclosure accordingly.

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

Prospectus Cover Page, page ii.

6.

We amended our disclosure accordingly.

7.

We amended our disclosure accordingly.

8.

We are unable to find Item 510(b)(10) of Regulation S-K.  We have however amended the disclosure according to Rule 501(b)(10) of Regulation S-K.

Table of Contents, page iii.

9.

We amended our disclosure accordingly.

Prospectus Summary, page iii.

10.

We amended our disclosure accordingly.

11.

We amended our disclosure accordingly.

12.

We amended our disclosure accordingly.

13.

We amended our disclosure accordingly.

Risk Factors, page I-2.

General

14.

We amended our disclosure accordingly.

15.

We amended our disclosure accordingly.

Risks Relating to Our Business, page I-2.

Because the jewelry industry in general is affected by fluctuations…, page I-2.

16.

We amended our disclosure accordingly.

Our success depends in part upon the continued growth…, page I-3

17.

We amended our disclosure accordingly.

We occupy our business under a month to month rental…, page I-5.

18.

We believe our current disclosure is accurate.  While our sales will be conducted via the Internet, we still need a physical location for our computers.  In order to track our advertising; modifications to our website; product research and contact with suppliers we need a physical location.

Selling Security Holders, page I-9.

19.

We amended our disclosure accordingly.

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

Directors, Executive Officers, Promoters and Control Persons, page I-12.

20.

We amended our disclosure accordingly.

Interest of Named Experts and Counsel, page I-16.

21.

We amended our disclosure accordingly.

Organization Within Last Five Years, page I-16.

22.

We amended our disclosure accordingly.

Our Business, page I-17.

(1)

Principal Services and Their Markets.

23.

We amended our disclosure accordingly.

(10) Research and Development During Our Last Fiscal Year, page I-18.

24.

We amended our disclosure accordingly.

Plan of Operation, page I-20.

25.

We amended our disclosure accordingly.

26.

We amended our disclosure accordingly.

Liquidity & Capital Resources, page I-21.

27.

 We amended our disclosure accordingly.

Certain Relationships and Related Transactions, page I-22.

28.

 We amended our disclosure accordingly.

Disclosure Controls and Procedures, page I-24.

29.

 We amended our disclosure accordingly.

Item 15.  Recent Sales of Unregistered Securities, Page II-2.

30.

 We amended our disclosure accordingly.

Report of Independent Accountants, page F-2.

31.

 Our independent auditors provided their report with the information requested.

Financial Statements, page F-3.

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

April 9, 2014

32.

 Our financial statements have been amended to disclose that we are a development stage company.

Please, do not hesitate to contact me at (941) 723-7564 or diane@harrisonlawpa.com should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison